

Mail Stop 3030

February 3, 2009

Via Facsimile and U.S. Mail

Nam H. Nguyen
Chief Financial Officer
Quick Med Technologies, Inc.
902 NW 4th Street
Gainesville, Florida 32601

> **Re:** **Quick Med Technologies, Inc.**
> **Form 10-KSB for the fiscal year ended June 30, 2008**
> **Form 10-Q for the quarter ended September 30, 2008**
> **File No. 0-27545**

Dear Mr. Nguyen:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended June 30, 2008

Item 8A. Controls and Procedures, page 27

1.   We note your statement that "… any controls and procedures, no matter how well
        designed and operated, can provide only reasonable assurance of achieving the
        desired control objectives..." Please revise future filings to state clearly, if true,
        that your disclosure controls and procedures are designed to provide reasonable
        assurance of achieving their objectives and that your principal executive officer
        and principal financial officer concluded that your disclosure controls and
        procedures are effective at that reasonable assurance level. In the alternative,
        please remove the reference to the level of assurance of your disclosure controls
        and procedures. Please refer to Section II.F.4 of Management's Reports on
        Internal Control Over Financial Reporting and Certification of Disclosure in
        Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our
        website at <http://www.sec.gov/rules/final/33-8238.htm>.

2.   We also note your disclosure that your "disclosure controls and procedures are
        effective to ensure that information required to be disclosed by us in reports that
        we file or submit under the Exchange Act is recorded, processed, summarized and
        reported within the time periods specified in Securities and Exchange
        Commission rules and forms." Please revise future filings to clarify, if true, that
        your officers concluded that your disclosure controls and procedures are also
        effective to ensure that information required to be disclosed in the reports that you
        file or submit under the Exchange Act is accumulated and communicated to your
        management, including your chief executive officer and chief financial officer, to
        allow timely decisions regarding required disclosure. Alternatively, you may
        revise future filings to remove the language that is included after the word
        "effective", since the meaning of "disclosure controls and procedures" is
        established by Rule 13a-15(e) of the Exchange Act.

Financial Statements, page F-1

Note 2 – Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-18

3.   We note that you derive revenues from several sources. For each material source
        of revenue, please revise future filings to describe the significant terms and
        conditions of the contract that affect revenue recognition under U.S. GAAP. For
        example revise future filings to:

        •   Clarify the event that must occur for royalty revenues to accrue.

- For those contracts in which you recognize revenues on a on a pro rata basis over the contract term, clarify why it is appropriate to do so.
- Explain how you assess completion for those projects in which you recognize revenues as work is completed.
- For multiple element arrangements, explain how contract revenue is allocated among the elements and the basis for your accounting in accordance with EITF 00-21.

Recently Issued Accounting Pronouncements, page F-9

4.   We note that as of June 30, 2008, you were assessing the impact of FIN 48. Given that FIN 48 was effective for you beginning July 1, 2007, please confirm, if true, that you did apply FIN 48 in your June 30, 2008 financial statements and that its application did not materially affect your financial statements.

Note 8 – Stock Options and Warrants, page F-13

5.   We note your disclosures regarding the assumptions you used in determining the fair value of your stock options and warrants. Please address the following:

- It is unclear as to whether your valuation assumptions relate to the fiscal year end June 30, 2008 or are presented on a combined basis for the fiscal years ended June 30, 2007 and 2008. Please revise future filings to separately present your valuation assumptions for each year in which you present an income statement. Refer to paragraph A240(e) of SFAS 123R.

- Additionally we note your use of "other factors" in determining the expected volatility of your common stock. Tell us and revise future filings to disclose the other factors you relied on, in determining the expected volatility of your stock. Explain how the use of these factors is consistent with SFAS 123R and SAB Topic 14D.

Form 10-Q for the quarter ended September 30, 2008

Notes to Financial Statements, page 5

6.   Please note that SFAS 157 was effective for you beginning July 1, 2008. Please revise future filings and provide us with the disclosures required by paragraphs 32-35 and 39 of SFAS 157 for all of your financial assets and liabilities, including your convertible notes.

Exhibit 31.1 and 31.2

7.   We note that the certifications filed as Exhibits 31.1 and 31.2 were not filed in the exact form prescribed by Item 601(b)(31) of Regulation S-K. For example we note that the certifications did not include the introductory language in paragraph 4 and paragraph 4(b) even though the transition period for these omissions has ended. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Accordingly, please file an amendment to your Form 10-Q that includes the cover page, an explanatory note, the signature page and paragraphs 1, 2, 4 and 5 of the certifications of each of your current CEO and CFO as set forth in Item 601(b)(31) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant